Exhibit 7.03
Legacy Reserves LP Announces Receipt of ‘Going Private’ Proposal
MIDLAND, Texas, April 3, 2009 — (PRIMENEWSWIRE) — Legacy Reserves LP (NASDAQ:LGCY) announced today that the Board of Directors of its general partner has received a proposal from Apollo Management VII, LP (“Apollo Management”) to acquire all of the outstanding units of Legacy Reserves LP at a cash purchase price of $14.00 per unit, subject to adjustment for any distributions paid to the partnership’s limited partners.
In its proposal Apollo Management states that it plans that Legacy’s management and employees will remain in place following the proposed transaction. Further, Apollo Management states that Cary D. Brown, Legacy’s Chairman and Chief Executive Officer, and his senior management team have informed Apollo Management that if the Board of Directors approves the transaction, they expect to support the approved transaction and invest with Apollo Management in the acquisition of the partnership. Mr. Brown and his senior management team currently own approximately 21% of Legacy’s outstanding units.
It is anticipated that the Conflicts Committee of the Board of Directors will consider the proposal. In reviewing the proposal, the Conflicts Committee will retain its own financial advisor and independent legal counsel to assist in its work.
The Board of Directors cautions the unitholders of the partnership and others considering trading in the units of Legacy Reserves LP that it has just received the proposal and no decision has been made by the Board of Directors with respect to this proposal. There can be no assurance that any definitive offer will be made, any agreement will be executed, or that any transaction will be approved or consummated.
About Legacy Reserves LP
Legacy Reserves LP is an independent oil and natural gas limited partnership headquartered in Midland, Texas, focused on the acquisition and development of oil and natural gas properties primarily located in the Permian Basin and Mid-continent regions of the United States.
This press release contains forward-looking statements relating to our operations that are based on management’s current expectations, estimates and projections about its operations. Words such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “projects,” “believes,” “seeks,” “schedules,” “estimated,” and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are realized oil and natural gas prices; production volumes, lease operating expenses, general and administrative costs and finding and development costs; future operating results and the factors set forth under the heading “Risk Factors” in our Annual Report on Form 10-K and other documents filed from time to time with the Securities and Exchange Commission. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Legacy undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Apollo Management
9 West 57th Street, 41st Floor
New York, New York 10019
212.515.3200 Fax 212.515.3251
April 3, 2009
Board of Directors
Legacy Reserves LP
303 W. Wall, Suite 1400
Midland, Texas 79701
Gentlemen:
Apollo Management VII, LP (“Apollo Management”) is pleased to present to you a proposal whereby an entity to be formed by certain private investment funds managed by Apollo Management (the “Apollo Funds”) would acquire all of the outstanding units of Legacy Reserves LP (the “Partnership”) at a cash purchase price of $14.00 per unit, subject to adjustment for any distributions paid to the Partnership’s limited partners (the “Transaction”).
We believe that our proposal is fair and in the best interest of the Partnership and its public unitholders and the unitholders will find our proposal attractive. The proposed purchase price represents a premium of 42% over the closing price of the Partnership’s units on April 2, 2009 and a premium of 51% over the average closing price of the units over the last 30 trading days. The Transaction would be structured in the form of a merger of the Partnership with our to be formed entity.
We plan that the Partnership’s management and employees will remain in place following the transaction proposed in this letter. Cary D. Brown, Chief Executive Officer of the Partnership, and his senior management team have informed us that if the Board of Directors approves the Transaction, they expect to support the approved Transaction and invest with us in the acquisition of the Partnership.
Apollo Management is an affiliate of Apollo Global Management, LLC (“Apollo”), a global alternative asset manager with more than 190 investment professionals who invest and manage private equity funds on behalf of a group of institutional and individual investors, including its principals. Apollo manages approximately US$41.5 billion of assets and Apollo’s private equity Fund VII has approximately US$14.7 billion in committed equity capital. Accordingly, Apollo Management and the Apollo Funds have the professional and financial resources to complete the

Transaction in an expedited manner. To that end, we can quickly provide you with drafts of the legal documentation, including a draft merger agreement, necessary for the consummation of the Transaction.
We expect that your conflicts committee of independent directors will promptly consider our proposal on behalf of the Partnership’s public unitholders with its own legal and financial advisors to assist in its review. We believe our proposal to be extremely attractive for the Partnership in today’s economic climate and energy markets and we would welcome the opportunity to present our proposal to the conflicts committee and its advisors as soon as possible.
Of course, no binding obligation on the part of the Partnership or us shall arise with respect to the proposal or the Transaction unless and until such time as definitive documentation satisfactory to us and recommended by the conflicts committee and approved by the Board of Directors is executed and delivered.
Our entire team looks forward to working with the conflicts committee and its legal and financial advisors to complete a Transaction that is attractive to the Partnership’s public unitholders. Should you have any questions, please contact us.

Sincerely, Apollo Management VII, LP
By:	AIF VII Management, LLC, its general partner

By:	/s/ John Suydam
John Suydam
Vice President

Contact:
Legacy Reserves LP
Steven H. Pruett, 432-689-5200
President and Chief Financial Officer
Source: Legacy Reserves LP